# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xanadu Quantum Technologies Ltd., CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares, without par value
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 09/22/2026
Amends the filing with accession number 0002115172-26-000002
Filed by CIK 0002115172
Persons authorized to receive notices and communications: Christian Weedbrook, 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8, (416) 304-9629

## Reporting persons
- Christian Weedbrook (CIK 0002115172): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 41,869,890; shared voting power 0; sole dispositive power 41,869,890; shared dispositive power 0; aggregate amount beneficially owned 41,869,890 (20.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Subordinate Voting Shares, without par value
Name of issuer: Xanadu Quantum Technologies Ltd.
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 2, 2026 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of the Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Class B Subordinate Voting Shares and percentages of the Class B Subordinate Voting Shares beneficially owned by the Reporting Person and are incorporated by reference. The Reporting Person's ownership of the Issuer's securities consists of (i)18,593 Class B Subordinate Voting Shares; (ii) 41,832,704 Class A Multiple Voting Shares; and (iii) 18,593 Class B Subordinate Voting Shares issuable upon the settlement of restricted share units scheduled to vest within 60 days hereof. The Class A Multiple Voting Shares are convertible on a one-for-one basis into an equal number of Class B Subordinate Voting Shares.

The percentage set forth in row 13 is based upon 165,929,216 Class B Subordinate Voting Shares outstanding as of September 22, 2026, as reported by the Issuer to the Reporting Person, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class A Multiple Voting Shares beneficially owned by the Reporting Person (but not the conversion of any other outstanding Class A Multiple Voting Shares) and to restricted share units, to the extent issuable upon vesting within 60 days hereof. The shares beneficially owned by the Reporting Person represent 20.2% of the Class A Multiple Voting Shares and 13.7% of the total combined Class A Multiple Voting and Class B Subordinate Voting Shares, in each case, outstanding as of September 22, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of the Reporting Person's cover page to this Schedule 13D/A set forth the number of Class B Subordinate Voting Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, the Reporting Person has not effected any transactions with respect to the securities of the Issuer during the past sixty days.

Weighted Low High
Transaction No. of Average Price Price
Transaction Date Shares Price ($) ($) ($)

Open Market Sale 09/22/2026 431,922 5.58 5.01 6.00 (1)
Open Market Sale 09/22/2026 115,268 6.31 6.01 6.85 (1)
Open Market Sale 09/22/2026 11,151 7.25 7.25 7.27 (1)
Open Market Sale 09/22/2026 4,032,859 9.84 9.84 9.84 (1) (2)
Open Market Sale 09/22/2026 8,800 12.90 12.81 13.01 (1) (2)

(1) The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.

(2) The prices of these transactions have been converted from CAD to USD utilizing the Bank of Canada daily exchange rate of 1.4064.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Christian Weedbrook: /s/ Christian Weedbrook, Christian Weedbrook (09/24/2026)